Mail Stop 4561

September 6, 2006

By U.S. Mail and Facsimile to (504) 310-7322

Mr. Anthony J. Restel
Chief Financial Officer
IBERIABANK Corporation
200 West Congress Street
Lafayette, Louisiana 70501

> **Re: IBERIABANK Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 15, 2006**
> **File No. 000-25756**

Dear Mr. Restel:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibit 13-Portions of Annual Report
Note 3-Investment Securities, page 45

1. We note that you have a line item in your schedule of investments representing US Treasury and agency securities. Because the GSE obligations are not backed by the full faith and credit of the US government, we do not believe you should disclose these investments on the same line item as obligations of the US Treasury. Please revise your future filings to separately present the obligations of the US Treasury and US government sponsored entities. Please refer to the

December 2005, *Current Accounting and Disclosure Issues in the Division of Corporation Finance*, posted on our website.

2. You disclose in your Statement of Cash Flows proceeds from the sales of held-to-maturity securities during 2005 and 2004. Please revise future filings to disclose the requirements of paragraph 22 of SFAS 115 and tell us how you determined the circumstances, leading to the sales, met the criteria of paragraph 8 of SFAS 115.

Note 11: On-Balance Sheet Instruments and Hedging Activities, page 54

3. For each SFAS 133 hedging relationship identified, for which you use the short-cut method of assessing hedge ineffectiveness, please tell us the following information:

- Clearly explain the terms of the hedged items;

- Clearly explain the terms of the interest rate swap used to hedge each type of hedged item and explain how you determined those terms match the terms of the hedged items; and

- For each type of hedged item, tell us how you met the requirements of paragraph 68 of SFAS 133.

* * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. In your response, please represent to us your intention to revise your future filings and provide us with your intended disclosures to be included in your future filings. Please file your response on EDGAR. Please furnish a cover letter with your responses to our comments and any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your intended revisions and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Margaret Fitzgerald at (202) 551-3556 or me at (202) 551-3490 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Don Walker
Sr. Assistant Chief
Accountant